Exhibit (a)(1)(E)
HOW TO NAVIGATE THE WEBSITE
The first screen is the logon screen. You will enter your User ID and Pin # which was provided to you in the attachment named “Pin Letter”
After you have entered that information you will be directed to the terms and conditions page. You will have to acknowledge that you agree to the terms and conditions and then you will be prompted to enter a new pin number. See the screen shots below.

After you have entered your new Pin # in the “New Pin” field and in the “Confirm New Pin” field you will also have to enter the original Pin # in the “Current Pin” field. Click the next button and it will take you to the next screen where you will be prompted to choose security questions. Choose a security question from the drop down list and then type the answer in the field to the right side of the security questions. See screen shot below.

After you complete the security questions you will be directed to the email screen, if your email address is not pre-populated please enter your email address to ensure you receive all future notices.

After the email screen you will be directed to the grant screen. This screen will show you which options you have available to exchange. You can only exchange the entire option. Therefore, you must choose the “exchange all” or “do not exchange”. Partial option amounts not available.

After you hit the next button you will be taken to the summary screen. This screen allows you to review your choices before finalizing. Once you are certain of your choices you will be required to re-enter your pin number and then a confirmation page will populate. You should print the confirmation page and keep it for your records.

You are allowed to go into the website and change your choices as many times as you want before the close window (program expires). Once the window closes you will not be allowed to change your elections. As you can see in the next two screen shots below there is a “Conf 1” and a “Conf 2” you will notice on Conf 2 the second and third options have been exchanged and on Conf 1 the first option was exchanged.
The employee originally selected their first option to be exchanged. However, they decided later that they didn’t want to exchange their first option, but instead wanted to exchange their second and third options.

After you have printed your confirmation just click the “logout” in the upper right hand corner. You have successfully completed your elections.